                                             Exhibit 99.11

Mark Kaufman
16, boulevard de la Princesse Charlotte
98000 Monaco

January 16, 2013

Chairman of the Board of Directors

Members of the Board of Directors

Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey  08054

United States of America.

And as an Open Letter to all CEDC Stockholders and Bondholders

Dear Fellow Investors in CEDC,

Dear Chairman of the Board,

Dear Members of the Board,

It is almost a year and half since I began the open market purchases of CEDC shares that have made me CEDC’s second largest stockholder. In my initial Schedule 13D filed on August 29, 2011, I stated that I “believe that [CEDC’s] business has unrealized potential and that accordingly the [shares] represent an attractive investment.”

Despite the fact that the value of my investment has declined significantly since then, I continue to believe in the potential of the Company. I already see some signs of improvements in operations. And even more important, I believe significant unrealized value could be unlocked if CEDC’s leadership were free to focus on business management. I still believe CEDC could be an attractive opportunity for several potential financial or strategic investors under normalized circumstances.

It is no secret that I have been an active and consistent supporter of a deal between Roust Trading Ltd. (“RTL”) and CEDC, which I still consider to be potentially attractive. But not on any terms.  And I now judge the newly agreed terms between CEDC and RTL, disclosed on December 28, 2012 (the “Term Sheet”), questionable and unbalanced.

After the Term Sheet, we stockholders now face a coercive dilemma:

•         Either  to surrender full control of CEDC to RTL, a stockholder holding only 19.5% of the Company, which, to my knowledge, has never made an offer to acquire 100% of the Company and is indeed less and less committed to resolve its time-sensitive financial issues;

•         Or  allowing CEDC to move towards the threat of bankruptcy, where Mr. Tariko has already negotiated additional guarantees and security interests for previously unsecured debt, which may come to be enforced in Russian courts against the assets and properties of the Russian subsidiaries, in order to protect his past investment while we other stockholders stand to lose ours.

Why have I supported this deal for almost a year?

The original and main reason why I supported a deal with RTL was that it was likely to be the only viable option on the table able to deliver a satisfactory and fast solution in light of the complicated and time-sensitive financial and business problems facing CEDC, including the possible default on the 3% Convertible Senior Notes due 2013 (the “2013 Convertible Notes”).

The second reason I supported a deal with RTL was the important expertise of Mr. Tariko and his team in the Russian and international vodka markets, and the significant potential synergies from a strategic partnership between RTL and CEDC.

The third reason I supported a deal was I believed it struck an acceptable balance between the interests of Mr. Tariko and those of other stockholders and bondholders.

What do we have today?

The second reason is still valid.  But what about the others?

Does the revised agreement present a definitive solution, including funding the repayment of the 2013 Convertible Notes, i.e., does RTL still give a firm commitment on clear conditions to provide additional funding in the manner that it did under the original securities purchase agreement?  No.

Does the revised agreement set forth the terms under which RTL is prepared to restructure its own share of the 2013 Convertible Notes, as it used to be in the previous agreements through the issuance of the Exchange Shares? No.

Can we at least be confident that CEDC will not go bankrupt in few months – or weeks – thanks to the revised agreement?  No.

Are we sure that it was impossible (and is still impossible) to find an alternate investor, ready to invest USD 100 to 115 million, or even more, in exchange for more reasonable rights and privileges than RTL has negotiated in the revised proposal? No.

I believe there are serious candidates.  But they are indeed driven away by the current situation.

All “No” and not one “Yes”: so what’s the revised proposal all about?  In short, it potentially delivers to Mr. Tariko more and more control over CEDC, including majority control of the board, for less and less financial commitment!  It increases his leverage with respect to negotiations over the restructuring of the capital of CEDC.  And it obtains for RTL additional guarantees and security interests to protect the investment that he has already made.

In short, thanks to the Term Sheet, RTL is more likely to get what it wants or get all its investment back; and we, the remaining stockholders, are more likely to lose all our investment.  “What you want, or your money back”.  Not a bad deal for RTL.  But a lousy deal for us long-suffering stockholders.

Why do I believe the deal is not balanced anymore?

1) RTL’s funding commitment is illusory

The terms of the revised deal no longer deliver a clear and definitive path to resolving CEDC’s immediate liquidity crisis. As well put by Moody’s in its Rating Cut to Caa3 dated 9 January 2013: “CEDC[‘s] announcement on the 28 of December that it had agreed with Russian Standard a revised transaction … has increased the risk of potential loss for existing bondholders. The downgrade also reflects CEDC’s failure so far to secure adequate financing to repay the convertible notes and Moody’s understanding that the old strategic alliance agreement between Russian Standard and CEDC … will now expire on the 21 of January”.

But it is even better put by our own Special Committee in its Open Letter to Shareholders and Bondholders, dated December 12, 2012 (the “Open Letter”): “RTL’s Proposals are Incomplete and Illusory” and “contrary to the interest of CEDC and its stakeholders and should be ignored”.

Why then did our Special Committee on December 28, 2012 capitulate and accept essentially the same proposals?

2) The Term Sheet is a clever shell game in which RTL gets something largely for nothing

How does this shell game work?

•         USD 50 million of the USD 70 million of 3% Senior Notes due 2016, originally purchased by RTL on May 4, 2012 are converted into a new credit facility in the form of a term loan (“New Credit Facility Debt”), which funds may now be used for working capital and general corporate purposes and advanced to the operating subsidiaries.

•         But in exchange, CEDC’s operating subsidiaries must now guarantee the CEDC’s obligations under the New Credit Facility Debt as primary obligors.  In turn, as security for their obligations under their guarantees, and  for CEDC’s obligations under the New Credit Facility, the subsidiaries have pledged and granted RTL security interests in all their property and assets.  In addition, RTL has agreed to provide a USD 15 million revolving credit facility that will be similarly guaranteed by CEDC’s subsidiaries, which will pledge and grant similar security interests in their assets.  None of these guarantees and security interests existed when the New Debt was originally purchased.

•         However, by pledging and granting security interests in their own property and assets to secure the New Credit Facility Debt, CEDC’s subsidiaries will likely no longer be able to provide the security necessary for local banks to finance their working capital with cash funds and guarantees for excise tax and import duties.  In such case, the funds available under the new term loan of USD 50 million (which, of course, is not a new funding commitment, merely a loan on better secured terms for RTL as lender than the original notes), and the USD 15 million revolving credit facility to be extended on similar terms, will be used just to replace the financing of working capital currently provided by local banks.  Rather than being available to secure borrowing capacity, the subsidiaries’ assets (albeit purportedly limited by what is permitted under the 2016 Indentures, as well as prohibitions on fraudulent transfers, fraudulent conveyance and voidable preferences) are now pledged to secure the repayment of most of RTL’s existing (and previously unsecured) New Debt.  Why does the Special Committee accept these terms -- particularly when on December 12, 2012 it told us that “contrary to the insinuations in Mr. Tariko’s letters and filings, CEDC’s working capital and guarantee situation has improved”?  Do the subsidiaries really need this New Debt Credit Facility – or does RTL just want to re-trade the terms of the New Debt to benefit from additional collateral it had not managed to negotiate in April or July.

•         Further, Section 8.15 of the Securities Purchase Agreement, which will survive the termination of that agreement on January 21, 2013, provides that the giving of a false or inaccurate representation at the Initial Closing constitutes an Event of Default under the New Debt (and therefore under the New Credit Facility Debt) allowing RTL to accelerate the New Debt.  But because the Accounting Issue exceeded the limits set forth in the Securities Purchase Agreement, the representations regarding CEDC’s financial statements were inaccurate when given at the Initial Closing.  Accordingly, an Event of Default already exists under the New Debt (USD 50 million of which is now better secured against the operating property and assets of the group).  So the Term Sheet grants RTL significant additional creditor protections with respect not only to a debt investment that RTL has already made but one that RTL already knows is in default.

•         It is true that, for the moment, that under the Term Sheet, RTL has agreed to forbear from exercising any remedies under the New Debt that arise out of circumstances existing prior to December 28, 2012.  But that forbearance terminates automatically, among other events, on the maturity of the 2013 Convertible Notes, that is, on March 15, 2013.

•         So what?  Well, RTL’s new capital commitment under the Term Sheet is conditioned on a restructuring of CEDC’s capital that is acceptable and agreed by RTL, in its sole discretion.  That is, it is no commitment at all.  Absent new capital, CEDC will likely default on the 2013 Convertible Notes due March 15, 2013.  That will trigger a cross-default under CEDC’s 9.125% Senior Secured Notes due 2016 and 8.875% Senior Secured Notes due 2016 (collectively, the “2016 Notes”).  To put it mildly, this gives Roustam Tariko significant negotiating leverage.

•         But on March 15, 2013, absent an acceptable restructuring of the capital (and the conversion of the New Credit Facility Debt (but not the entire New Debt) to capital that is junior to the 2016 Notes (but not necessarily common stock), and on automatic termination of the forbearance agreement, an Event of Default will immediately exist under the New Debt, allowing RTL to accelerate it, call the subsidiary guarantees and proceed to enforce the security interests over the subsidiaries’ property and assets.

•         Further, since much of this enforcement would be through the Russian courts against assets located in Russia (where Roustam Tariko is a well-established figure and where the legal process may still give rise to unpredictable results), RTL would have a good chance of taking over some or all of the Russian assets on a distressed basis.

•         In short, RTL has a much better chance of getting its money back under the New Debt, as modified by the Term Sheet, than before.  For certain, the New Debt could have been accelerated under the Section 8.15 of the Securities Purchase Agreement on the basis of the inaccurate representation regarding CEDC’s financial statements given at the Initial Closing, but the Notes – governed by New York law – were not guaranteed by CEDC’s subsidiaries and had no security interests over the subsidiaries assets.

•         But don’t take my word for it.  Isn’t this whole shell game of the questionable New Credit Facility Debt just a (slightly) subtler version of the proposal that our Special Committee announced in its Open Letter was “contrary to the interest of CEDC and should be ignored”.  In then rejecting securing the existing unsecured Net Debt against “collateral owned by CEDC’s operating subsidiaries”, our tough talking Special Committee properly summarized the subterfuge: “In other words, RTL has demanded that . . . subordinated loans in an amount of $50 million be elevated to senior status, to the potential prejudice of other CEDC stakeholders – and this is to be done notwithstanding the fact that his [sic] investment already has been made.”  Well said.

•         It should be recalled that on termination of the Securities Purchase Agreement on January 21, 2013, RTL also has the right to put the 5,714,286 Initial Shares that it subscribed for on May 4, 2012 back to CEDC in exchange for repayment of the USD 30 million subscription price.

The Term Sheet highlights the complicated potential conflicts faced by Roustam Tariko as, on the one hand, the beneficial holder of the New Debt, now secured by further guarantees and security interests, and as the ongoing Chairman and outgoing Interim President of CEDC, owing fiduciary duties to all stockholders and the Company. While it is easy to see in the Term Sheet the benefit in increased rights and protections RTL has obtained for the repayment of debt it had already purchased in May 2012, it is harder to find any corresponding benefits that CEDC has negotiated for itself in exchange. The governance procedures that were supposed to protect against these conflicts of interest appear not to be robust enough.  Our Special Committee held out for the impressive total of 16 days between the tough talk of the Open Letter and the near-total capitulation of the Term Sheet.  And lest the point is lost, it accepted terms that, in its own admission, were generally “contrary to the interest of CEDC and its stakeholders.”

Why do I believe the current management structure and corporate governance is illogical, conflicted and finally ineffective?

1) First and foremost, no viable solution can crystallize with any existing or potential party without proper and sound governance.

The configuration of the Board contemplated by the Term Sheet is questionable, risks concentrating power in the hands of a single stockholder, and denies CEDC the possibility of having suitably experienced directors with independent judgment considering the Company’s options and protecting the interests of all stockholders and other stakeholders.

First, it is not clear why the holder of only 19.5% of CEDC’s shares and voting power has been given the right to nominate at least 43% (3 out of 7) directors.  Under the Amended and Restated Governance Agreement, by and between CEDC and RTL, dated as of 9 July 2012 (the “Governance Agreement”), RTL’s nomination rights were at least more proportionate to its anticipated shareholding after the issuance of the Exchange Shares (as defined in the Governance Agreement) at the Second Closing (as defined in the SPA).  The Term Sheet, however, has extended those nomination rights, at least with respect to the next Annual General Meeting.  Given that plurality voting ensures that, in the absence of a contested election, nominees will indeed be elected, this is already a considerable dilution of the rights of the holders of the remaining 80% of the shares.  It would be extremely strange to deliver on top of this to the holder of only 19.5% of the shares, the majority of directors in the Board.

It would be very unusual and conflicted to deliver the majority in the Board to one stockholder, who is in the position to continue his discussions with the same Board about the terms and conditions of his outstanding investment.

It would be extremely conflicted to deliver that stockholder a majority on the Board, which should in principle search for alternatives to his proposal and, one day, probably vote for such an alternative.

And it would be extremely conflicted and risky for the Company and its stockholders to deliver such a Board majority on the Board to that stockholder, in light of the operational control already granted under the Term Sheet, and the potential synergies with his business in Russia, etc.

And to those that claim that there are adequate protections against these acknowledged potential conflicts of interest, the terms of the Term Sheet are sufficient rebuttal. They offer significant new protections in the form of increased security for RTL; they further increase the leverage that RTL will have over the restructuring of CEDC’s capital; but they offer little of substance to CEDC or the holders of 80% of its stock.

2) At the same time, I believe that no reasonable stockholder should be willing to keep the majority of the Board in the hands of the current members of the Special Committee.

The CEDC directors forming the Special Committee of directors not associated with RTL are the very same people who over the years have directed the Company toward the crisis it faces today.  Nevertheless they continue to claim in their public letters that they are still protecting the stockholders’ best interests.  The dramatic decrease in the CEDC share price over the last years is the best evidence of their “effectiveness” of their duties. Such a track record offers no justification for their continued re-nomination of themselves for re-election.

No member of this group has any proven record of achievement or indeed any experience, either in the alcohol or in the consumer products industries, nor in restructuring a company over-burdened by debts in excess of USD 1 billion. So what kind of value are they able to deliver to CEDC and its stockholders at this juncture?  If it is more of the same they have provided over the last eighteen months during which I have watched the share price drop like a stone, I say “enough already”.

I wrote above that the main reason I had supported the original CEDC-RTL deal is the simple fact that CEDC had not found any viable alternative at the time. But for almost a year the Special Committee has negotiated and renegotiated and re-traded with Roustam Tariko his several proposals, his several modifications of already signed agreements, his several governance proposals, and at times even their own compensation, but they have not delivered to stockholders any viable alternative to an agreement with RTL. Sadly, the results of their negotiations have become predictable: at each turn they have conceded more and more to RTL in exchange for less and less commitment to invest from RTL.

The same scenario repeats itself: strong, even public, declarations of important “resistance” in order to protect the best interests of all stockholders, followed by concessions and capitulation in the end. The last Term Sheet is the inevitable result of such an approach. Perhaps there is some rational strategy underlying this approach to negotiation, rather than mere incompetence or the desire to preserve their positions and their perquisites, or collusion.  But if so, the Special Committee has yet to reveal it to CEDC’s stockholders.

Another reason I consistently supported the deal with RTL is the important potential synergies that could result from a strategic partnership with CEDC.  The Special Committee is right to recognize that in this context the potential opportunity is also the potential for significant conflicts of interest. Where the Special Committee has been mistaken is in overestimating its own ability to deploy the required expertise necessary to manage such a conflict in practice. After the successive resignations of Messrs. Carey, Shanahan and Forysiak there is not a single non-RTL member of the Board with proven experience in the consumer products industry. Such lack of expertise of the non-RTL board members puts the Company in a very vulnerable position in light of the potential conflict of interests and constitutes serious risk for the Company.

I insist that we no longer need the Special Committee directors in office especially since the endgame of the negotiation with RTL – that is a restructuring of the capital of CEDC and the final terms on which RTL may make a further investment in the Company, is still to be played out. It is time for a changing of the guard. To protect our interests and our Company, we need qualified, experienced, and robustly independent directors. Neither RTL nor the Special Committee has shown any stomach for nominating such candidates.

3) The current management organization is questionable.

If Mr. Winterton is the right choice for the CEO role, why does he need to be baby-sat by an “Operational Management Committee”, which will oversee even the day-to-day business and operations of CEDC?

In fact, the Operational Management Committee, on which Mr. Tariko and another RTL nominee will control the majority and which will act by a simple majority, simply achieves indirectly what the Special Committee in its Open Letter said that it would not concede, granting Mr. Tariko “complete control over a proposed operating committee charged with all of CEDC’s operations”.  Without disrespect to Mr. Winterton, it’s hard not to conclude that the real decisions regarding the executive management of CEDC’s day-to-day operations are under the effective control of Roustam Tariko.  The presence of Scott Fine on the Operational Management Committee does nothing to alter that conclusion.

Again, it seems that the choices made result more from weak compromises rather than from an understanding of the urgent need for effective, unconflicted leadership.

I offer to build a credible alternative to the current unhealthy negotiations

I could support a potential deal between CEDC and RTL as the preferable option, but not on any terms. The signed Term Sheet does not represent the definitive parameters of a resolution of CEDC’s current crisis, which means that the main negotiations are still ahead.  Hence, I call all stockholders and debt holders to maintain and increase pressure directly on the Board or through their advisors.

At this point, I would like to address publicly to Roustam Tariko a few personal words: “It is already 20 years that I have known you and of you. For all these years, you have always been an example of a real creator of businesses. This has set you apart from many other super-wealthy Russians, whose principal activity has been raiding either directly or indirectly through Russia’s infamous privatizations what others (sometimes many and anonymous) have previously created. Do not change your ethics now. And do not betray yourself. We CEDC investors welcomed you one day in our crisis as some form of “white knight” and long-term player. So we expect you to remain”.

As for the immediate steps that I demand to be taken:

1) Subsidiaries’ guarantees and collateral

I still hope that Mr. Tariko will reconsider whether his demand for subsidiary guarantees and security interests in order to secure the repayment of an existing debt obligation (which will automatically be subject to an Event of Default on March 15, 2012) is consistent with his fiduciary obligations as ongoing Chairman and outgoing Interim President of CEDC, especially given the adverse effect they may have on the availability of local credit facilities and the ability of the subsidiaries to finance their working capital.

But in any event the Board of Directors must be diligent, including through invoking the exceptions and limitations provided by the Term Sheet, to prevent the New Credit Debt Facility and its associated guarantees and security interests from being a subterfuge for RTL to take control on a distressed basis of significant operating assets and properties of the Russian subsidiaries through enforcement actions in Russian courts.

2) Calling without further delay the Annual General Meeting

In its Open Letter the Special Committee wrote, that it “does not believe that an informal meeting of a select group of stockholders . . . is a proper substitute for an annual general meeting and related proxy process that gives complete information and a voice to all stockholders.” I agree 100%.  But the problem is that our Board still appears unwilling or unable to proceed with an Annual General Meeting, in violation of both applicable Delaware law and, now, the NASDAQ listing rules.  All we have are assurances that the meeting will take place as promptly as practicable. We have no idea even whether such meeting will take place before or after any further agreement on the “restructuring of the capital of CEDC” and, therefore, no idea of the composition of the Board that may approve such a transaction.

In the event that the Board does not publically announce within 10 days of the date of this letter that it will hold an Annual General Meeting within a reasonably prompt timeframe (including a reasonably prompt announcement of an applicable record date for stockholders entitled to notice of and to vote at such meeting), I intend to apply to the Delaware Court of Chancery for a summary order compelling CEDC to hold such a meeting at the earliest possible date.

3) Future Board Composition

We cannot accept the current proposal, as it simply creates a dangerous dilemma. Either we elect, as the seventh director, a candidate nominated by the Special Committee, thereby delivering a majority of the board to those who have so evidently failed to protect our interests.  Or, we elect as the seventh director a candidate nominated by RTL, thereby delivering control of the Board to RTL.

I believe we should have a third way: to be able to vote for a slate of directors, the majority of which is neither an RTL candidate nor an existing member of the Special Committee. A board of directors where, on the one hand, a majority has the independence to robustly protect the interests of all stockholders and on the other hand, each director has relevant experience and expertise to contribute to the Company at this critical time. I have no doubt that such a Board is vital for CEDC’s survival. The sooner the better!

So, in the event that the Company proposes only to re-nominate existing members of the Special Committee, I expect to take any and all actions necessary to propose alternate nominees (including myself) for election at the next Annual General Meeting. I am working on a list, and already received positive feedback from high-level professionals with experience in the alcohol, consumer markets, and financial services industries.

Further, I invite all investors in CEDC to give their input to find professionals that they believe would be suitable and qualified candidates to be nominated for election.

I call all stockholders to support offering to CEDC an alternative

Let me be crystal clear.  I have never set out to be a shareholder activist.  For more than a year, I have in good faith tried to support the Company in the most effective way possible. But the current situation has pushed me to become more active, especially in light of the Board we find ourselves with today. And I call on all of CEDC’s stockholders to raise their voices. It is time to demonstrate to our largest stockholder that there are other stockholders in CEDC!  And it is high time to demonstrate to the Board that it is our Company, not theirs!

Fellow investors in CEDC, if you support any part of my views, please demonstrate that support by sending letters to the Board, copying me at restorecedc@benoit-associes.com. Unless otherwise expressly instructed, if so copied, I may disclose the existence of your letter and your support to the Board and publicly. I shall not disclose the content of your communication without your prior consent.

We are today at the most critical point! Time is of the essence. We must both transparently voice our opinions and act strongly, genuinely and independently to RESTORE CEDC, or risk losing our investments entirely!

Yours truly,

Mark Kaufman